SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Further information on the Company’s website at www.braskem.com.br or by contacting the IR Team:

José Marcos Treiger
Investor Relations Officer
Phone: (55) (11) 3443 9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: (55) (11) 3443 9744 luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Phone: (55) (11) 3443 9178 luciana.ferreira@braskem.com.br

BRASKEM AND PEQUIVEN COMMENCE FEASIBILITY STUDIES FOR THE PRODUCTION OF POLYPROPYLENE IN VENEZUELA

Plant under analysis forecasts a 400,000 ton/year production capacity and access to competitive raw material

Braskem and Pequiven, a Venezuelan petrochemical company, announce their decision to commence feasibility studies relating to the construction of a polypropylene industrial plant with an annual production capacity of approximately 400,000 tons per year in the El Tablazo Petrochemical Complex, located in Venezuela. This is the first practical result of the Memorandum of Understanding (MOU) executed by both companies on February 14, 2005, pursuant to which the parties will evaluate common business opportunities in that country, consistent with Braskem’s business focus: thermoplastic resins.

This is an attractive project, which combines privileged conditions such as production scale, access to competitive raw materials – due to propylene supplied by the PDVSA refinery – and world-class technology provided by Braskem. All these features, when combined, provide the project with important competitive advantages. The largest petroleum and natural gas reserves in Latin America are in Venezuela. In addition, the country is strategically located both geographically and logistically when compared to other international markets. In this sense, the association with Pequiven offers significant opportunities to Braskem regarding its commitment to create value for its shareholders.

Both companies will now determine the best way to conduct a detailed technical and economic feasibility study, the implementation schedule and the development of the most adequate financial structure for such a large project, with investments estimated at US$250 million. PDVSA and Braskem should determine by December 2005 whether or not the plant will be built and the best time to start the project.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29 , 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer